February 5, 2018

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie

Division of Corporation Finance

Re:	Globus Maritime Limited

Registration Statement on Form F-3 (Registration No. 333-222580)

Dear Mr. Dobbie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Globus Maritime Limited (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form F-3 (Registration No. 333-222580) be accelerated so that such Registration Statement will become effective at 9:00 A.M., Eastern Standard Time, on February 8, 2018, or as soon thereafter as practicable.

The undersigned acknowledges that:

(a)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	Chief Executive Officer